Exhibit 99.1

107,000,000 Common Shares

Encana Corporation

UNDERWRITING AGREEMENT

September 19, 2016

September 19, 2016

Credit Suisse Securities (Canada), Inc.

J.P. Morgan Securities LLC

J.P. Morgan Securities Canada Inc.

CIBC World Markets Inc.

TD Securities Inc.

c/o Credit Suisse Securities (Canada), Inc.

330 5th Avenue S.W., Floor 23

Calgary, Alberta T2P 0L4

Ladies and Gentlemen:

Encana Corporation, a corporation formed and organized under the Canada Business Corporations Act (the “Corporation”), proposes to issue and sell to the several Underwriters named in Schedule I hereto (the “Underwriters”), an aggregate of 107,000,000 common shares of the Corporation (the “Firm Shares”).

The Corporation also proposes to issue and sell to the several Underwriters not more than an additional 16,050,000 common shares of the Corporation (the “Additional Shares”) if and to the extent that Credit Suisse Securities (Canada), Inc., J.P. Morgan Securities LLC and J.P. Morgan Securities Canada Inc. (collectively, the “Co-Lead Underwriters”) shall have determined to exercise, on behalf of the Underwriters, the right to purchase such shares granted to the Underwriters in Section 3 hereof. The Firm Shares and the Additional Shares are hereinafter collectively referred to as the “Shares”.

The Corporation is qualified under Canadian Securities Laws (as defined below), including the rules and procedures established pursuant to National Instrument 44-101 – Short Form Prospectus Distributions and National Instrument 44-102 – Shelf Distributions (the “Shelf Procedures”), in connection with a distribution of the Shares in each of the Canadian Qualifying Jurisdictions (as defined below), to file a prospectus in the form of a short form base shelf prospectus. A preliminary short form base shelf prospectus dated July 25, 2016 and a final short form base shelf prospectus dated August 24, 2016, in each case, in respect of up to US$6,000,000,000 of debt securities, common shares, Class A preferred shares, subscription receipts, warrants, units, share purchase contracts and share purchase units of the Corporation (the “Shelf Securities”), have been filed with the Alberta Securities Commission (the “ASC”), as principal regulator, and with each of the other securities commissions or similar regulatory authorities (together with the ASC, the “Canadian Securities Commissions”) in each of the provinces and territories of Canada (the “Canadian Qualifying Jurisdictions”) in respect of the offering of the Shelf Securities; a receipt (the “Preliminary Receipt”) has been issued by the ASC in its capacity as principal regulator, representing the deemed receipt of each of the other Canadian Securities Commissions pursuant to Multilateral Instrument 11-202 – Passport System and National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions (collectively, the “Passport System”) in respect of such preliminary short form base shelf prospectus; and a receipt (the “Final Receipt”) has been obtained from the ASC in its capacity as principal regulator, representing the deemed receipt of each of the other Canadian Securities Commissions pursuant to the Passport System in respect of such final short form base shelf prospectus (the final short form base shelf prospectus filed with the ASC as principal regulator and with each of the other Canadian Securities Commissions on or before the date of this Agreement for which the Final Receipt has been issued, being hereinafter called the “Canadian Base Prospectus”). The preliminary prospectus supplement, dated September 19, 2016, relating to the offering of the Shares used in Canada which excludes the public offering price and other final terms, together with the Canadian Base Prospectus, is hereinafter called the “Canadian Preliminary Prospectus”; the prospectus supplement relating to the offering of the Shares, which includes the public offering price and other final terms omitted from the Canadian Preliminary Prospectus, to be filed with the ASC as principal regulator and with each of the other Canadian Securities Commissions in accordance with the Shelf Procedures and in accordance with Section 8(b) hereof (the “Canadian Supplement”), together with the Canadian Base Prospectus, is hereinafter called the “Canadian Prospectus”. As used herein, the terms “Canadian Base Prospectus”, “Canadian Preliminary Prospectus” and “Canadian Prospectus” shall include the documents incorporated by reference therein.

The Corporation has prepared and filed with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations of the Commission thereunder, a registration statement on Form F-3 (File No. 333-212667), including a prospectus (the “U.S. Base Prospectus”), relating to the Shelf Securities. Such registration statement, including the information, if any, deemed pursuant to Rule 430A, 430B or 430C under the Securities Act to be part of the registration statement at the time of its effectiveness, is referred to herein as the “Registration Statement”; and as used herein, the term “U.S. Preliminary Prospectus” means the U.S. Base Prospectus and any related preliminary prospectus supplement filed with the Commission pursuant to Rule 424(b) under the Securities Act, and the term “U.S. Prospectus” means the U.S. Base Prospectus and the final prospectus supplement filed with the Commission pursuant to Rule 424(b) under the Securities Act in the form first used (or made available upon request of purchasers pursuant to Rule 173 under the Securities Act) in connection with confirmation of sales of the Shares. As used herein, the terms “Registration Statement”, “U.S. Base Prospectus”, “Time of Sale Prospectus” (as defined below), “U.S. Preliminary Prospectus” and “U.S. Prospectus” shall include the documents incorporated by reference therein.

For purposes of this Agreement, “free writing prospectus” has the meaning set forth in Rule 405 under the Securities Act, “Time of Sale Prospectus” means the U.S. Preliminary Prospectus together with the term sheet identified in Schedule II hereto, exclusive of any amendment or supplement subsequent to the execution of this Agreement, and “Applicable Time” means 5:00 a.m. (Calgary Time) on September 20, 2016.

The Terms “supplement,” “amendment,” and “amend” as used herein with respect to the Registration Statement, the Canadian Base Prospectus, the Canadian Preliminary Prospectus, the Canadian Prospectus, the U.S. Base Prospectus, the U.S. Preliminary Prospectus, the Time of Sale Prospectus, the U.S. Prospectus or any free writing prospectus shall include any document subsequently filed by the Corporation pursuant to the Shelf Procedures or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as the case may be, that is deemed to be incorporated by reference therein. As used herein, “Base Prospectuses” shall mean, collectively, the Canadian Base Prospectus and the U.S. Base Prospectus; “Preliminary Prospectuses” shall mean, collectively, the Canadian Preliminary Prospectus and the U.S. Preliminary Prospectus; and “Prospectuses” shall mean, collectively, the Canadian Prospectus and the U.S. Prospectus, as amended or supplemented, if applicable.

Where the phrase “to the knowledge of the Corporation” is used, such phrase shall mean, in respect of each representation and warranty or other statement which is being qualified by such phrase, that such representation and warranty or other statement is being made based on the actual knowledge of Douglas J. Suttles, Sherri A. Brillon and Corey D. Code, after due inquiry.

1.    Representations and Warranties of the Corporation. The Corporation represents and warrants to and agrees with each of the Underwriters that:

(a)    The Registration Statement has become effective; no stop order suspending the effectiveness of the Registration Statement is in effect, and no proceedings for such purpose are pending before or to the Corporation’s knowledge, threatened by the Commission; the Final Receipt has been obtained from the ASC as principal regulator representing the deemed receipt of each of the other Canadian Securities Commissions in respect of the Canadian Base Prospectus and no order or action that would have the effect of suspending the distribution of the Shares has been issued or taken by any Canadian Securities Commission and no proceedings for that purpose have been instituted or are pending or, to the knowledge of the Corporation, are contemplated by any Canadian Securities Commission.

(b)    (i) The Registration Statement did not, when it became effective, does not, as of the date hereof, and will not, as of the Closing Date (as defined in Section 5 hereof), contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) the Canadian Prospectus will when filed, be true and correct in all material respects and contain full, true and plain disclosure of all material facts relating to the Corporation and the Shares and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, (iii) the Registration Statement and the U.S. Preliminary Prospectus comply and the U.S. Prospectus as of the time of filing thereof will comply, in all material respects with the Securities Act and the applicable rules and regulations of the Commission thereunder, (iv) the Canadian Preliminary Prospectus complies and the Canadian Prospectus as of the time of filing thereof will comply, in all material respects with Canadian Securities Laws and the applicable rules and regulations of the Canadian Securities Commissions thereunder, (v) the Time of Sale Prospectus, as of the Applicable Time did not, as of the date hereof does not, and at the time of each sale of the Shares in connection with the offering when the U.S. Prospectus is not yet available to prospective purchasers, as then amended or supplemented by the Corporation, if applicable, will not, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading and will be true and correct in all material respects, and (vi) each of the Prospectuses as of their dates and as of the Closing Date will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading and will be true and correct in all material respects and contain full, true and plain disclosure of all material facts relating to the Corporation and the Shares, except that the representations and warranties set forth in this paragraph do not apply to statements or omissions in the Registration Statement, the Time of Sale Prospectus or the Prospectuses based upon information relating to any Underwriter furnished to the Corporation in writing by such Underwriter directly or through you expressly for use therein.

(c)    The Corporation has complied with all applicable securities laws in each of the Canadian Qualifying Jurisdictions, including the respective rules and regulations made thereunder together with applicable published national and local instruments, policy statements, notices, blanket rulings and orders of the Canadian Securities Commissions and all discretionary rulings and orders applicable to the Corporation, if any, of the Canadian Securities Commissions (“Canadian Securities Laws”) required to be complied with by the Corporation to qualify the distribution of the Shares as contemplated hereby in each of the Canadian Qualifying Jurisdictions except for the filing of the Canadian Supplement.

(d)    Any free writing prospectus that the Corporation is required to file pursuant to Rule 433(d) under the Securities Act has been, or will be, filed with the Commission in accordance with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder. Each free writing prospectus that the Corporation has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act or that was prepared by or on behalf of or used or referred to by the Corporation complies or will comply in all material respects with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder. Except for the free writing prospectuses, if any, identified in Schedule II hereto, the Corporation has not prepared, used or referred to, and will not, without the Co-Lead Underwriters’, on behalf of the Underwriters, prior consent, prepare, use or refer to, any free writing prospectus. The Corporation meets the eligibility requirements for use of Form F-3 under the Securities Act.

(e)    Each document filed or to be filed with the Canadian Securities Commissions and incorporated by reference in the Canadian Preliminary Prospectus or the Canadian Prospectus, when such documents were or are filed with the Canadian Securities Commissions, conformed or will conform when so filed in all material respects with Canadian Securities Laws, and none of such documents, as of their respective dates, contained or will contain any untrue statement of material fact or omitted or will omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; the U.S. Preliminary Prospectus and the U.S. Prospectus filed or to be filed with the Commission, as of the time of filing thereof, complied or will comply, in all material respects, with the applicable requirements of applicable federal and state securities laws and regulations of the United States, including without limitation the Securities Act, the Exchange Act and the respective rules and regulations of the SEC thereunder, (collectively, the “U.S. Securities Laws”), and none of such documents, as of their respective dates, contained or will contain any untrue statement of a material fact or omitted or will omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions contained in the Canadian Preliminary Prospectus, the Canadian Prospectus, the Time of Sale Prospectus, the U.S. Preliminary Prospectus or the U.S. Prospectus based upon information relating to any Underwriter furnished to the Corporation in writing by such Underwriter directly or through you expressly for use therein.

(f)    Since the respective dates as of which information is given in the Registration Statement, in the Time of Sale Prospectus and in the Canadian Preliminary Prospectus, except as otherwise stated therein, there has been no material adverse change in the condition, financial or otherwise, or in the business affairs of the Corporation and its subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business (a “Material Adverse Effect”).

(g)    The Corporation has been duly amalgamated, and is a validly subsisting corporation under the laws of Canada, with corporate power and capacity to own its properties and conduct its business as described in the Time of Sale Prospectus and the Canadian Preliminary Prospectus.

(h)    Each subsidiary and partnership of the Corporation with total assets that exceed 10 percent of the total consolidated assets of the Corporation or revenues that exceed 10 percent of the total consolidated revenues of the Corporation as at and for the period ending on December 31, 2015, is listed in Schedule III hereto (each a “Significant Subsidiary”) and has been duly organized and is subsisting and in good standing, if applicable, under the laws of the jurisdiction of its incorporation or organization, has corporate, or in the case of partnerships, appropriate, power and authority or capacity to own, directly or indirectly, lease and operate its properties and to conduct its business as described in the Time of Sale Prospectus, the U.S. Prospectus and the Canadian Prospectus; except as otherwise disclosed in the Registration Statement, the Time of Sale Prospectus, the U.S. Prospectus and the Canadian Prospectus, all of the issued and outstanding shares (or other equity interests) of each such Significant Subsidiary have been duly authorized and validly issued, are fully paid and non-assessable and are owned by the

Corporation, directly or through subsidiaries, free and clear of any security interest, mortgage, pledge, lien, encumbrance, claim or equity; none of the shares of any Significant Subsidiary was issued in violation of any pre-emptive or similar right of any securityholder of such Significant Subsidiary.

(i)    The Corporation has an authorized capitalization as set forth in the Time of Sale Prospectus, the U.S. Prospectus and the Canadian Prospectus, and all of the issued and outstanding shares of the Corporation (of which 849,893,635 common shares and no Class A preferred shares were issued and outstanding as of the close of business on the last business day preceding the date of this Agreement) have been duly and validly authorized and issued and are fully paid and non-assessable. The Shares conform to the descriptions thereof in the Time of Sale Prospectus, the U.S. Prospectus and the Canadian Prospectus. In addition, the Corporation has outstanding options under its employee stock option plan pursuant to which an aggregate of 19,373,562 common shares are issuable on the terms thereof and, except as disclosed in the Time of Sale Prospectus, the U.S. Prospectus and the Canadian Prospectus, and pursuant to the Corporation’s shareholder rights and dividend reinvestment plans, no person has any other right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the issue or allotment of any unissued shares of the Corporation or any other agreement or option, for the issue or allotment of any unissued shares of the Corporation or any other security convertible into or exchangeable for any such shares or to require the Corporation to purchase, redeem or otherwise acquire any of the issued and outstanding shares of the Corporation.

(j)    There exist no options, warrants, purchase rights, or other contracts or commitments that could require the Corporation to sell, transfer or otherwise dispose of any capital stock of any Significant Subsidiary. No act or proceeding has been taken by or against the Significant Subsidiaries in connection with their liquidation, winding-up or bankruptcy.

(k)    The Corporation has full corporate power and authority to enter into this Agreement and any agreements, certificates and documents executed and delivered, or to be executed and delivered, by the Corporation in connection with the transactions contemplated by this Agreement and to do all acts and things and execute and deliver all documents as are required hereunder and thereunder to be done, observed, performed or executed and delivered by it in accordance with the terms hereof and thereof. The Corporation has full corporate power and authority to do all acts and things and execute and deliver all documents as are required to be done, observed, performed, executed or delivered in order to complete the transactions contemplated by, or described in, the Time of Sale Prospectus and the Prospectuses.

(l)    The Corporation has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement and to authorize the completion of the transactions contemplated hereby, including, as applicable, execution and delivery of the Canadian Preliminary Prospectus and the Canadian Prospectus and, in each case, the filing thereof and the filing of all documents incorporated by reference therein under Canadian Securities Laws in each Canadian Qualifying Jurisdiction.

(m)    The Shares have been duly authorized for issuance and sale to the Underwriters pursuant to this Agreement. The Firm Shares will, upon payment of the consideration therefor, be validly issued by the Corporation as fully paid and non-assessable shares in the capital of the Corporation. The Additional Shares will, upon exercise by the Underwriters of the option to purchase the Additional Shares pursuant to Section 3 hereof and payment of the consideration therefor, be validly issued by the Corporation and will be fully paid and non-assessable shares in the capital of the Corporation.

(n)    The Corporation is a reporting issuer in each of the Canadian Qualifying Jurisdictions and is not in breach of any filing requirement under Canadian Securities Laws which could have a Material Adverse Effect on the Corporation. The Corporation’s common shares are registered with the

SEC under Section 12(b) of the Exchange Act and the Corporation is not in material breach of any material filing or other material requirements under the Exchange Act.

(o)    The issue and sale of the Shares and the compliance by the Corporation with all of the provisions of this Agreement with respect to such Shares, and the consummation of the transactions herein contemplated will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Corporation or any of its Significant Subsidiaries is bound or to which any of the property or assets of the Corporation or any of its Significant Subsidiaries is subject, which individually or in the aggregate would result in a Material Adverse Effect, nor will such action result in any violation of (i) the provisions of the constating documents and bylaws of the Corporation, or (ii) any statute or any order, rule or regulation of any court or governmental agency or body (“Governmental Agency”) having jurisdiction over the Corporation or any of its Significant Subsidiaries or any of their respective properties that, in the case of (ii) only, would result in a Material Adverse Effect; and no consent, approval, authorization, order, registration, clearance or qualification (“Governmental Authorization”) of or with any such Governmental Agency is required for the issue and sale of the Shares or the consummation by the Corporation of the transactions contemplated by this Agreement with respect to such Shares, except such as have been, or will have been, prior to the Closing Date, obtained under the Canadian Securities Law, the Securities Act and such consents, approvals, authorizations, orders, registrations, clearances or qualifications of or with any Governmental Agency as may be required under state securities or Blue Sky laws in connection with the purchase and distribution of the Shares by the Underwriters and except such as contemplated by this Agreement.

(p)    Other than as set forth in the Time of Sale Prospectus, the U.S. Prospectus and the Canadian Prospectus, neither the Corporation nor any of the Significant Subsidiaries is in violation of its articles and by-laws, if applicable, or in default in the performance or observance of any obligation, agreement, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement, lease or other agreement or instrument to which it is a party or by which it or any of its properties may be bound, in each case, except as would not result in a Material Adverse Effect.

(q)    CST Trust Company has been duly appointed as transfer agent and registrar for the common shares of the Corporation.

(r)    Other than as set forth in the Time of Sale Prospectus, the U.S. Prospectus and the Canadian Prospectus, there are no legal or governmental proceedings pending to which the Corporation or any of its subsidiaries is a party or of which any property of the Corporation or any of its subsidiaries is the subject which, if determined adversely to the Corporation or any of such subsidiaries, would result in a Material Adverse Effect; and, to the Corporation’s knowledge, no such proceedings are contemplated by any Governmental Agency or by others.

(s)    The Corporation is not and, after giving effect to the offering and the sale of the Shares and the application of their proceeds as described in the Time of Sale Prospectus, the U.S. Prospectus and the Canadian Prospectus as supplemented with respect to such Shares, will not be required to be registered as an “investment company” as defined in the Investment Company Act of 1940, as amended, and the rules and regulations of the Commission promulgated thereunder.

(t)    At the time of filing the Registration Statement, at the earliest time after the filing of the Registration Statement that the Corporation or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) under the Securities Act) of any securities pursuant to the Registration Statement and as of the date of the Prospectuses, the Corporation was not and is not an Ineligible Issuer (as defined in Rule 405 under the Securities Act), without taking account of any determination by the

Commission pursuant to Rule 405 under the Securities Act that it is not necessary that the Corporation be considered an Ineligible Issuer.

(u)    The Corporation and its subsidiaries each owns all properties and assets described in the Time of Sale Prospectus, the U.S. Prospectus and the Canadian Prospectus as owned by it, free and clear of all liens, charges, encumbrances or restrictions, except such as (i) are described in the Time of Sale Prospectus, the U.S. Prospectus and the Canadian Prospectus, or (ii) are neither material in amount nor materially significant in relation to the business of the Corporation and its subsidiaries, considered as one enterprise; except as are described in the Time of Sale Prospectus, the U.S. Prospectus and the Canadian Prospectus, all of the leases and subleases material to the business of the Corporation and its subsidiaries, considered as one enterprise, and under which the Corporation or any subsidiary holds properties described in the Time of Sale Prospectus, the U.S. Prospectus and the Canadian Prospectus are in full force and effect, and neither the Corporation nor any subsidiary has any notice of any claim of any sort that has been asserted by anyone adverse to the rights of the Corporation or any subsidiary under any of the leases or subleases mentioned above, or affecting or questioning the rights of such entity to the continued possession of the leased or subleased premises under any such lease or sublease, otherwise than as set forth or contemplated in the Time of Sale Prospectus, the U.S. Prospectus and the Canadian Prospectus or as would not individually or in the aggregate result in a Material Adverse Effect.

(v)    Other than as set forth in the Time of Sale Prospectus, the U.S. Prospectus and the Canadian Prospectus, and except as would not individually or in the aggregate result in a Material Adverse Effect, (i) the Corporation and its subsidiaries are each in compliance with all applicable Environmental Laws (as defined below), (ii) the Corporation and its subsidiaries have all permits, authorizations and approvals required under any applicable Environmental Laws and are each in compliance with their requirements, (iii) there are no pending or, to the knowledge of the Corporation, threatened Environmental Claims (as defined below) against the Corporation or any subsidiary, and (iv) there are no circumstances with respect to any property or operations of the Corporation or any subsidiary that are reasonably likely to form the basis of an Environmental Claim against the Corporation or any subsidiary.

For purposes of this subsection, the following terms shall have the following meanings: “Environmental Laws” means any Canadian or United States (or other applicable jurisdictions) federal, provincial, state, local or municipal statute, law, rule, regulation, ordinance, code, policy or rule of common law and any judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment, relating to the environment, health, safety or any chemical, material or substance, exposure to which is prohibited, limited or regulated by any governmental authority. “Environmental Claim” means any administrative, regulatory or judicial action, suit, demand, demand letter, claim, lien, notice of noncompliance or violation, investigation or proceeding relating in any way to any Environmental Laws.

(w)    Other than as set forth in the Time of Sale Prospectus, the U.S. Prospectus and the Canadian Prospectus, the Corporation and its subsidiaries have all licenses, franchises, permits, authorizations, approvals and orders and other concessions of and from all Governmental Agencies that are necessary to own or lease their properties and conduct their businesses as described in the Time of Sale Prospectus, the U.S. Prospectus and Canadian Prospectus, except where such failure would not result in a Material Adverse Effect.

(x)    This Agreement, as of the date hereof, has been duly authorized, executed and delivered by the Corporation.

(y)    The Corporation is not aware of any defects in title to its material oil and gas properties or its material assets and facilities which are used in the production and marketing of oil and gas that, in the aggregate, would result in a Material Adverse Effect.

(z)    The consolidated financial statements of the Corporation included or incorporated by reference in the Registration Statement, the Time of Sale Prospectus, the U.S. Prospectus and the Canadian Prospectus, together with the related notes, present fairly the financial position of the Corporation and its consolidated subsidiaries at the dates indicated and the earnings, retained earnings and cash flows of the Corporation and its consolidated subsidiaries for the periods specified; said consolidated financial statements comply as to form with the applicable accounting requirements of the Securities Act and Canadian Securities Law as interpreted and applied by the SEC and ASC, respectively, and have been prepared in conformity with generally accepted accounting principles in the United States (“U.S. GAAP”), applied on a consistent basis throughout the periods involved; and the selected financial information included in the Time of Sale Prospectus, the U.S. Prospectus and the Canadian Prospectus presents fairly the information shown therein.

(aa)    To the best of the Corporation’s knowledge, PricewaterhouseCoopers LLP, which audited certain financial statements of the Corporation and its subsidiaries, is an independent public accounting firm with respect to the Corporation within the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta, is registered with the Canadian Public Accountability Board and is an independent registered public accounting firm within the meaning of the Securities Act and the applicable rules and regulations thereunder adopted by the Commission and the Public Company Accounting Oversight Board (United States).

(bb)    There are no contracts or documents which are required to be described in the Registration Statement, in the Time of Sale Prospectus, in the U.S. Prospectus or in the Canadian Prospectus or to be filed as exhibits thereto which have not been so described and filed as required; there are no reports or information that must be made publicly available in connection with the offering of the Shares that have not been made publicly available as required by Canadian Securities Laws; and there are no documents, other than the prospectus supplement relating to the Shares, required to be filed with the ASC in connection with the Canadian Prospectus that have not been filed as required.

(cc)    The Corporation and its subsidiaries have not, directly or indirectly, (A) made or authorized any contribution, payment or gift of funds or property to any official, employee or agent of any governmental agency, authority or instrumentality of any jurisdiction or (B) made any contribution to any candidate for public office, in either case, where either the payment or the purpose of such contribution, payment or gift was, is, or would be prohibited under the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the Canada Corruption of Foreign Public Officials Act, or the rules and regulations promulgated thereunder.

(dd)    The operations of the Corporation and its subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements and the money laundering statutes and the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Corporation or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the best knowledge of the Corporation, threatened.

(ee)    None of the Corporation, its subsidiaries or, to the knowledge of the Corporation, any director, officer, agent, employee, affiliate or representative of the Corporation or any of its subsidiaries is an individual or entity (“Person”) that is, or is owned or controlled by a Person that is, the subject of any

U.S. sanctions administered or enforced by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC administered sanctions”), or located, organized or resident in a country or territory that is the subject of OFAC administered sanctions (including, without limitation, Burma/Myanmar, Crimea, Cuba, Iran, North Korea, Russia, Sudan, Libya and Syria); and each of the Corporation and any of its subsidiaries will not, directly or indirectly, use the proceeds of the offering of Shares hereunder, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other Person, to fund or facilitate any activities of or business with any Person, or in any country or territory that, at the time of such funding or facilitation, is the subject of OFAC administered sanctions, or in a manner that will result in a violation of OFAC administered sanctions by any Person (including any Person involved in or facilitating the offering of the Shares, whether as underwriter, advisor, investor or otherwise).

(ff)    Neither the sale of the Shares by the Corporation hereunder nor the use of proceeds thereof will cause any U.S. person participating in the offering, either as underwriter and/or purchasers of the Shares, to violate the regulations of the United States Treasury Department set forth under 31 CFR, Subtitle B, Chapter V, as amended, or any enabling legislation or executive order relating thereto (the “Sanctions Regulations”); provided, however, that the Corporation makes no representation under this paragraph that would violate Canadian law.

(gg)    Except as disclosed in the Time of Sale Prospectus, the U.S. Prospectus and the Canadian Prospectus, the Corporation and its subsidiaries maintain “internal control over financial reporting” (as such term is defined in Rule 13a-15(f) under the Exchange Act) and such internal control over financial reporting and procedures is effective and the Corporation and its subsidiaries are not aware of any material weakness in their internal control over financial reporting.

(hh)    The Corporation and its subsidiaries maintain “disclosure controls and procedures” (as such term is defined in Rule 13a-15(e) under the Exchange Act) and such disclosure controls and procedures are effective.

(ii)    There is and has been no failure on the part of the Corporation and any of the Corporation’s directors or officers, in their capacities as such, to comply with applicable provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith, including Section 402 relating to loans and Sections 302 and 906 relating to certifications.

(jj)    Other than the Underwriters, there is no person acting or, to the knowledge of the Corporation, purporting to act at the request of the Corporation, who is entitled to any brokerage or finder’s fees in connection with the transaction contemplated herein.

2.    Representations and Warranties of the Underwriters. Each Underwriter hereby severally, and not jointly, nor jointly and severally, represents and warrants that:

(a)    It is, and will remain so, until the completion of the Offering, appropriately registered under Canadian Securities Laws or U.S. Securities Laws, as applicable, so as to permit it to lawfully fulfill its obligations hereunder.

(b)    It has all requisite corporate power and authority to enter into this Underwriting Agreement and to carry out the transactions contemplated under this Underwriting Agreement on the terms and conditions set forth herein.

The representations and warranties of each of the Underwriters contained in this Underwriting Agreement shall be true as of the Closing Date as though they were made on the Closing Date and they shall survive the completion of the transactions contemplated under this Underwriting Agreement until the completion of the distribution of the Shares.

3.    Agreements to Sell and Purchase. The Corporation hereby agrees to sell to the several Underwriters, and each Underwriter, upon the basis of the representations and warranties herein contained, but subject to the conditions hereinafter stated, agrees, severally and not jointly (nor jointly and severally), to purchase from the Corporation at a price of U.S.$9.35 per Share (the “Purchase Price”) all (but not less than all) of the Firm Shares in the respective amounts set forth in Schedule I hereto opposite such Underwriter’s name.

The Corporation grants an option to the Underwriters to acquire the Additional Shares in accordance with this paragraph and agrees to sell to the Underwriters the Additional Shares, and the Underwriters shall have the right to purchase, on the basis of the representations and warranties contained in this Agreement, and subject to its terms and conditions, severally and not jointly (nor jointly and severally), up to 16,050,000 Additional Shares at the Purchase Price. The Co-Lead Underwriters may exercise this right on behalf of the Underwriters in whole or in part or from time to time by giving written notice not later than 30 days after the Closing Date. Any exercise notice shall specify the number of Additional Shares to be purchased by the Underwriters and the date on which such Shares are to be purchased. Each purchase date must be at least three business days after the exercise notice is given (other than in respect of Additional Shares to be purchased on the Closing Date, where such exercise notice period shall be one business day prior to the Closing Date) and may not be earlier than the closing date for the Firm Shares nor later than ten business days after the date of such notice. Additional Shares may be purchased as provided in Section 5 hereof solely for the purpose of covering over-allotments made in connection with the offering of the Firm Shares and for market stabilization purposes. On each day, if any, that Additional Shares are to be purchased (an “Option Closing Date”), each Underwriter agrees, severally and not jointly (nor jointly and severally), to purchase the number of Additional Shares (subject to such adjustments to eliminate fractional shares as you may determine) that bears the same proportion to the total number of Additional Shares to be purchased on such Option Closing Date as the number of Firm Shares set forth in Schedule I hereto opposite the name of such Underwriter bears to the total number of Firm Shares.

In consideration of the agreement on the part of the several Underwriters to purchase the Firm Shares (and, to the extent the Underwriters exercise their right to acquire them, the Additional Shares) and to offer them to the public pursuant to the Prospectuses, the Underwriters shall be entitled to receive from the Corporation at the time of closing on the Closing Date (as hereinafter defined) or the Option Closing Date (as hereinafter defined), as applicable, a fee equal to 1.822% of the gross proceeds to the Corporation from the Shares purchased on the Closing Date or the Option Closing Date, as applicable, in each case payable in U.S. Dollars.

4.    Terms of Public Offering. The Corporation is advised by you that the Underwriters commenced a public offering of the Shares. The Corporation is further advised by you that the Shares have been offered to the public initially at the Purchase Price. The Corporation acknowledges that the Underwriters may offer the Shares for sale to the public at a price less than the Purchase Price after the Underwriters have made reasonable efforts to sell the Shares, provided that no such offers and sales shall reduce the Purchase Price to be paid to the Corporation.

5.    Payment and Delivery. Payment for the Firm Shares to be sold by the Corporation shall be made to the Corporation in immediately available funds in Calgary, Alberta against delivery of such Firm Shares for the respective accounts of the several Underwriters at or before 6:00 a.m., Calgary time, on September 23, 2016, or at such other time on the same or such other date, not later than October 5, 2016, as shall be agreed by the Corporation and you. The time and date of such payment are hereinafter referred to as the “Closing Date.”

Payment for any Additional Shares shall be made to the Corporation in immediately available funds in Calgary, Alberta against delivery of such Additional Shares for the respective accounts of the several Underwriters at or before 6:00 a.m., Calgary time, on each Option Closing Date specified in the corresponding notice described in Section 3 or at such other time on the same or on such other date, in any event not later than the third business day after exercise of the option to purchase such Additional Shares, as shall be agreed by the Corporation and you.

The Corporation shall have arranged, prior to the Closing Date, for the registration and issue of the Shares to be made electronically through the facilities of The Depository Trust Company (“DTC”) (the ”Delivery Mode”). The Firm Shares and Additional Shares shall be registered in, or allocated to the credit of, such names and in such denominations as Credit Suisse Securities (Canada), Inc. shall request in writing not later than two full business days prior to the Closing Date or the applicable Option Closing Date, as the case may be. The Firm Shares and Additional Shares shall be delivered through the Delivery Mode, on the Closing Date or an Option Closing Date, as the case may be, for the respective accounts of the several Underwriters, with any transfer taxes payable in connection with the transfer of the Shares to the Underwriters duly paid by the Corporation, against payment of the Purchase Price therefor.

6.    Conditions to the Underwriters’ Obligations. The several obligations of the Underwriters are subject to the following conditions:

(a)    Subsequent to the execution and delivery of this Agreement and prior to the Closing Date, there shall not have occurred any change (actual, contemplated or threatened) in the condition, financial or otherwise, or in the business, assets or operations of the Corporation, from that set forth in the Time of Sale Prospectus as of the date of this Agreement that, in the Underwriters’ judgment, acting reasonably, would reasonably be expected to be material and adverse and that makes it, in the Underwriters’ judgment, acting reasonably, impracticable to market the Shares on the terms and in the manner contemplated in each of the Time of Sale Prospectus and the Prospectuses.

(b)    The representations and warranties of the Corporation contained in this Agreement shall be true and correct as of the Closing Date and the Corporation has complied with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied hereunder on or before the Closing Date; the Underwriters shall have received on the Closing Date a certificate of officers of the Corporation satisfactory to you, dated the Closing Date, to the effect set forth in this Section 6(b) and the absence of any Material Adverse Effect.

(c)    The Underwriters shall have received on the Closing Date a certificate dated such date signed by the Corporate Secretary of the Corporation or another officer acceptable to the Underwriters in form and substance reasonably acceptable to the Underwriters, with respect to:

(i)    the constating documents of the Corporation;

(ii)    the resolutions of the directors of the Corporation relevant to the offering, the issue and sale of the Shares, the authorization of this Agreement and the other agreements and transactions contemplated by this Agreement; and

(iii)    the incumbency and signatures of signing officers of the Corporation;

(d)    The Underwriters shall have received on the Closing Date a favourable legal opinion from Blake, Cassels & Graydon LLP, Canadian counsel to the Corporation, who may rely on, or alternatively provide directly to the Underwriters, the opinions of local counsel reasonably acceptable to counsel to the Underwriters as to the qualification of the Shares for sale to the public and as to other matters governed by the laws of jurisdictions in Canada other than the provinces in which they are qualified to practice, to the effect that, subject to customary limitations, assumptions and qualifications:

(i)    The Corporation is existing as a corporation under the laws of Canada.

(ii)    The Corporation is registered as an extra-provincial corporation in the Province of Alberta.

(iii)    The Corporation’s authorized share capital consists of an unlimited number of common shares and Class A preferred shares limited to a number equal to not more than 20 percent of the issued and outstanding number of common shares at the time of the issuance.

(iv)    The attributes of the common shares of the Corporation conform in all material respects with the description thereof in the Canadian Prospectus.

(v)    The Corporation has the corporate power and capacity to own, lease and operate its properties and conduct its business as described in the Canadian Prospectus, the Time of Sale Prospectus and the U.S. Prospectus.

(vi)    Each Significant Subsidiary incorporated under the laws of Canada or a province thereof is existing as a corporation under the laws of its jurisdiction of organization.

(vii)    The Corporation has all requisite corporate power and capacity to execute, deliver and perform its obligations under this Agreement, and this Agreement has been duly authorized, executed and delivered by the Corporation.

(viii)    All documents required to be filed or delivered by the Corporation and all proceedings required to be taken by the Corporation under Canadian Securities Laws have been filed or delivered and taken in order to qualify the distribution of the Shares in each of the Canadian Qualifying Jurisdictions through investment dealers or brokers registered under applicable laws thereof who have complied with the relevant provisions thereof.

(ix)    The common shares forming part of the Shares have been validly issued by the Corporation as fully paid and non-assessable shares in the capital of the Corporation and the Additional Shares will, upon exercise by the Underwriters of the option to purchase the Additional Shares pursuant to Section 3 hereof and payment of the Purchase Price, be validly issued by the Corporation and will be fully paid and non-assessable shares in the capital of the Corporation.

(x)    No authorization, approval, consent, license, order, registration, qualification or decree of, any Canadian federal or Alberta court or governmental authority or agency (other than pursuant to the Securities Act (Alberta) and the rules and regulations thereunder and the instruments and published policies of or adopted by the ASC (the “Applicable Securities Laws”), which have been made or obtained) is necessary or required in connection with the authorization, execution and delivery of this Agreement or for the offering, issuance, sale or delivery of the Shares pursuant to this Agreement.

(xi)    The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated in this Agreement and in the Canadian Prospectus, the Time of Sale Prospectus and the U.S. Prospectus do not and will not, whether with or without the giving of notice or lapse of time or both:

(A)	result in any violation of the provisions of the articles or by-laws of the Corporation;

(B)	result in any violation of the provisions of any applicable Canadian federal or Alberta law, statute, rule or regulation; or

(C)	to the knowledge of such counsel, violate the terms of any judgment, order, writ or decree of any Canadian federal or Alberta government, government instrumentality or court having jurisdiction over the Corporation or any of its properties, assets, or operations;

and in the case of (B) and (C) above, except where such violation would not reasonably be expected to materially adversely affect the properties or assets of the Corporation and its subsidiaries or the consummation of the transactions, contemplated in this Agreement or the performance by the Corporation of its obligations thereunder.

(xii)    Subject to the qualifications, assumptions, limitations and restrictions set out therein, the statements in the Canadian Prospectus, the Time of Sale Prospectus and the U.S. Prospectus under the headings “Certain Canadian Federal Income Tax Considerations” and “Eligibility for Investment” constitute a fair summary of the matters referred to therein in all material respects.

(xiii)    No stamp duty, registration or documentary taxes, duties or similar charges are payable by the Underwriters under the laws of the Province of Alberta or the federal laws of Canada applicable therein in connection with the creation, issuance and delivery to the Underwriters of the Shares, the sale and delivery outside Canada by the Underwriters of the Shares to the initial purchasers thereof or the authorization, execution and delivery of this Agreement.

(xiv)    No withholding tax imposed under the federal laws of Canada or the laws of the Province of Alberta will be payable in respect of the payment or crediting of the fees contemplated by this Agreement by the Corporation to an Underwriter that is not a resident of Canada for the purposes of the Income Tax Act (Canada), provided that the Underwriter deals at arm’s length with the Corporation (as such term is understood for the purposes of the Income Tax Act (Canada)), and that such fees are payable in respect of services rendered by the Underwriter wholly outside of Canada that are performed in the ordinary course of business carried on by the Underwriter that includes the performance of such services for a fee.

(e)    The Underwriters shall have received on the Closing Date an opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP, outside U.S. counsel for the Corporation, dated the Closing Date, to the effect that, subject to customary limitations, assumptions and qualifications:

(i)    Each Significant Subsidiary incorporated under the laws of Delaware is validly existing and in good standing under the laws of the State of Delaware, and has all necessary corporate power to own and hold its properties and conduct its business as described in the Time of Sale Prospectus and the U.S. Prospectus.

(ii)    Each of the Registration Statement, the U.S. Preliminary Prospectus and the U.S. Prospectus, as of its most recent respective effective or issue date, appears on its face to be appropriately responsive in all material respects to the requirements of the Securities Act and the rules and regulations of the Commission under the Securities Act, except for the financial statements, financial statement schedules and other financial data included or incorporated by reference in or omitted from therefrom, as to which such counsel expresses no opinion.

(iii)    The issuance and sale of the Shares by the Corporation and the performance by the Corporation of its obligations under this Agreement will not (i) result in a violation of the charter or by-laws of any Significant Subsidiary organized under the laws of Delaware, (ii) breach or result in a default under any agreement, indenture or instrument listed on a schedule to such counsel’s opinion or (iii) violate the General Corporation Law of the State of Delaware and those laws, rules and regulations of the United States of America and the State of New York (“Applicable Law”), in each case which in such counsel’s experience are normally applicable to the transactions of the type contemplated by this Agreement or any judgment, order or decree of any New York or federal court or governmental authority binding upon the Corporation listed on a schedule to such counsel’s opinion. For purposes of such counsel’s opinion, the term “Applicable Law” does not include federal securities laws (except for purposes of the opinion expressed in paragraph (iv) below) or state securities laws, anti-fraud laws or any law, rule or regulation that is applicable to the Corporation, the Shares, this Agreement or the transactions contemplated thereby solely because such law, rule or regulation is part of a regulatory regime applicable to any party to this Agreement or any of its affiliates due to the specific assets or business of such party or such affiliate. With respect to clause (ii) above, such counsel expresses no opinion with respect to any provision of any agreement, indenture or instrument to the extent that an opinion with respect to such provision would require making any financial, accounting or mathematical calculation or determination, and in the case of clauses (ii) and (iii) above, where the breach, default or violation could not reasonably be expected to have a Material Adverse Effect on the Corporation and its subsidiaries taken as a whole.

(iv)    No consent, approval, authorization or order of, or filing, registration or qualification with, any Governmental Authority, which has not been obtained, taken or made is required by the Corporation under any Applicable Law for the issuance and sale of the Shares by the Corporation, the execution and delivery by the Corporation of this Agreement and the performance by the Corporation of its obligations hereunder. For purposes of this opinion, the term “Governmental Authority” means any executive, legislative, judicial, administrative or regulatory body of the State of New York or the United States of America.

(v)    The Corporation is not and, after giving effect to the offering and the sale of the Shares and the application of their proceeds as described in the Time of Sale Prospectus and the U.S. Prospectus under the heading “Use of Proceeds”, will not be required to be registered as an investment company under the Investment Company Act of 1940, as amended, and the rules and regulations of the Commission promulgated thereunder.

(vi)    The statements in the Time of Sale Prospectus and the U.S. Prospectus under the heading “Certain United States Federal Income Tax Considerations” to the extent that they constitute summaries of United States federal law or regulation or legal conclusions, have been reviewed by such counsel and fairly summarize the matters described under that heading in all material respects.

In addition, such counsel shall state that in the course of acting as counsel to the Corporation in connection with the offering of the Shares, they have participated in conferences and telephone conversations with representatives of the Underwriters, including their United States and Canadian counsel, officers and other representatives of the Corporation and the independent registered public accountants for the Corporation, during which conferences and conversations the contents of the Registration Statement, the Time of Sale Prospectus, the U.S. Prospectus and related matters were discussed. Based upon such participation (and relying as to factual matters on officers, employees and other representatives of the Corporation and its subsidiaries), their understanding of the U.S. federal securities laws and the experience they have gained in their practice thereunder, they advise the Underwriters that their work in connection with this matter did not disclose any information that caused them to believe that (i) at the time it became effective and as of the Applicable Time, the Registration Statement (except for the financial statements, financial statement schedules and other financial or accounting data included or incorporated by reference therein or omitted therefrom or from those documents incorporated by reference, and the information derived from the reports of the independent qualified reserves evaluators as to which such counsel need express no such belief), included an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading; (ii) as of the Applicable Time, the Time of Sale Prospectus (except for the financial statements, financial statement schedules and other financial or accounting data included or incorporated by reference therein or omitted therefrom or from those documents incorporated by reference and the information derived from the reports of the independent qualified reserves evaluators as to which such counsel need express no such belief) included an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading or (iii) at the time the U.S. Prospectus was issued, at the time any amended or supplemented prospectus was issued or at the Closing Date, the U.S. Prospectus or any amendment or supplement thereto (except for the financial statements, financial statement schedules and other financial or accounting data included or incorporated by reference therein or omitted therefrom or from those documents incorporated by reference and the information derived from the reports of the independent qualified reserves evaluators as to which such counsel need express no such belief) included an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(f)    The Underwriters shall have received on the Closing Date an opinion of each of Norton Rose Fulbright Canada LLP, Canadian counsel for the Underwriters, and Skadden, Arps, Slate, Meagher & Flom LLP, U.S. counsel to the Underwriters, dated the Closing Date, in a form and substance reasonably acceptable to the Underwriters.

(g)    The Underwriters shall have received, on the date of this Agreement and on the Closing Date, a letter dated the date of this Agreement or the Closing Date, as the case may be, in form and substance satisfactory to the Underwriters, from PricewaterhouseCoopers LLP, independent public accountants, containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information of the Corporation contained in the Registration Statement, the Time of Sale Prospectus and the Prospectuses; provided that the letter delivered on the Closing Date shall use a “cut-off date” not earlier than two business days prior to the Closing Date.

(h)    The Underwriters shall have received, on the Closing Date, an opinion dated the Closing Date, in form and substance satisfactory to the Underwriters, from Blake, Cassels & Graydon LLP regarding compliance with the laws of the Province of Québec relating to the use of the French language in connection with offer and sale of shares to purchasers in Québec.

(i)    The Underwriters shall have received, prior to the filing of the Canadian Supplement, an opinion of Blake, Cassels & Graydon LLP only with respect to the documents translated by them, dated the date of filing of the Canadian Prospectus, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters, the Corporation and their respective counsel, to the effect that the French language version of the Canadian Base Prospectus and Canadian Prospectus, except for certain financial information included therein and the consolidated financial statements and notes to such statements and where applicable the related auditors’ report on such statements and the related management’s discussion and analysis of such financial statements, incorporated by reference into the Canadian Prospectus (collectively, the “Financial Information”), as to which no opinion need be expressed by such counsel, is, in all material respects, a complete and proper translation of the English language version thereof.

(j)    The Underwriters shall have received, prior to the filing of the Canadian Supplement, an opinion of PricewaterhouseCoopers LLP, only with respect to the Financial Information translated by them, dated the date of filing of the Canadian Prospectus, in form and substance satisfactory to the Underwriters addressed to the Underwriters, the Corporation and their respective counsel, to the effect that the French language version of the Financial Information contained in the Canadian Prospectus is, in all material respects, a complete and proper translation of the English language version thereof.

(k)    (i) The Canadian Preliminary Prospectus and the Canadian Prospectus shall have been filed with the ASC and each of the other Canadian Securities Commissions under the Shelf Procedures and (ii) the U.S. Preliminary Prospectus and the U.S. Prospectus shall have been filed with the Commission pursuant to Rule 424(b) under the Securities Act, in each case within the applicable time period prescribed for such filing thereunder.

(l)    The Shares to be sold at Closing shall have been approved for listing on the NYSE, subject only to official notice of issuance, and duly listed and posted for trading on the TSX, in each case, as of the opening of trading on the Closing Date, subject to the Corporation providing the TSX with customary documentation.

(m)    On or before the Closing Date, the Underwriters and counsel for the Underwriters shall have received such other information, documents, certificates and opinions as they may reasonably require in order to evidence the accuracy of any of the representations and warranties, or the satisfaction of any of the conditions or agreements, herein contained.

The several obligations of the Underwriters to purchase Additional Shares hereunder upon the exercise by the Underwriters of their right to do so are subject to the delivery to you on the applicable Option Closing Date of such documents as you may reasonably request with respect to the good standing of the Corporation, the due authorization and issuance and listing and posting for trading of the Additional Shares to be sold on such Option Closing Date and other matters related to the issuance of such Additional Shares, including without limitation (i) legal opinions and letters from auditors in form and substance reasonably satisfactory to counsel to the Underwriters, and (ii) a certificate of an authorized signatory of the Corporation to the effect set forth in Section 6(b).

7.    Waiver. The Corporation shall use its commercially reasonable efforts to cause all conditions in this Underwriting Agreement which relate to it to be satisfied. It is understood that the Underwriters may waive in whole or in part, or extend the time for compliance with any of such terms and conditions without prejudice to their rights in respect of any subsequent breach, provided that any such waiver or extension must be in writing.

8.    Covenants of the Corporation. The Corporation covenants with each Underwriter as follows:

(a)    To furnish to the Underwriters, without charge, on the business day next succeeding the date of this Agreement and otherwise as reasonably requested in writing by the Underwriters during the period mentioned in Section 8(e) below, as many copies of the Prospectuses and any supplements and amendments thereto or to the Registration Statement as you may reasonably request. Each delivery of the Prospectuses, will constitute the additional representation and warranty of the Corporation to the Underwriters that, at the respective times of delivery, the Prospectuses being delivered (i) do not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, (ii) do not contain a misrepresentation (within the meaning of applicable Canadian Securities Laws), and (iii) constitute full, true and plain disclosure of all material facts required to be disclosed by applicable Canadian Securities Laws.

(b)    To prepare the Canadian Prospectus and the U.S. Prospectus in a form approved by you (subject to compliance with applicable law) and (i) to file the Canadian Prospectus with the ASC and each of the other Canadian Securities Commissions in accordance with the Shelf Procedures not later than the ASC’s close of business on the business day following the execution and delivery of this Agreement and (ii) to file the U.S. Prospectus with the Commission within the time periods specified by Rule 424(b) under the Securities Act; before amending or supplementing the Registration Statement, the Time of Sale Prospectus or the Prospectuses, to furnish to you a copy of each such proposed amendment or supplement and not to file any such proposed amendment or supplement to which you reasonably object.

(c)    To furnish to you a copy of each proposed free writing prospectus to be prepared by or on behalf of, used by, or referred to by the Corporation and not to use or refer to any proposed free writing prospectus to which you reasonably object.

(d)    Not to take any action that would result in an Underwriter or the Corporation being required to file with the Commission pursuant to Rule 433(d) under the Securities Act a free writing prospectus prepared by or on behalf of the Underwriter that the Underwriter otherwise would not have been required to file thereunder.

(e)    If at any time following the date of execution of this Agreement until the completion of the distribution of the Shares for purposes of Canadian Securities Laws and the Securities Act and the applicable rules and regulations of the Commission thereunder, to promptly inform the Underwriters in writing of the particulars of any actual, anticipated, threatened, or contemplated, material change, change in material fact, or other event or condition that could have been required to have been stated in the Prospectuses had that change, fact, event or condition arisen or been in effect on or prior to the date of the Prospectuses, and is of such a nature as could render any Prospectus misleading in the light of the circumstances or could result in it containing a misrepresentation.

(f)    If the Time of Sale Prospectus is being used to solicit offers to buy the Shares at a time when the U.S. Prospectus is not yet available to prospective purchasers and any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Time of Sale Prospectus in order to make the statements therein, in the light of the circumstances, not misleading, or if any event shall occur or condition exist as a result of which the Time of Sale Prospectus conflicts with the information contained in the Registration Statement then on file, or if, in the opinion of counsel for the

Underwriters, acting reasonably, it is necessary to amend or supplement the Time of Sale Prospectus to comply with applicable law, forthwith to prepare, file with the Commission and the Canadian Securities Commissions and furnish, at its own expense, to the Underwriters and to any dealer upon request, either amendments or supplements to the Time of Sale Prospectus so that the statements in the Time of Sale Prospectus as so amended or supplemented will not, in the light of the circumstances when the Time of Sale Prospectus is delivered to a prospective purchaser, be misleading or so that the Time of Sale Prospectus, as so amended or supplemented, will no longer conflict with the Registration Statement, or so that the Time of Sale Prospectus, as so amended or supplemented, will comply with applicable law.

(g)    If, after the first date of the public offering of the Shares, in the opinion of counsel for the Underwriters, acting reasonably, either of the Prospectuses (or in lieu thereof the notice referred to in Rule 173(a) under the Securities Act) is required by law to be delivered in connection with sales by an Underwriter or dealer, any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Prospectuses (or one of them) in order to make the statements therein, in the light of the circumstances when the Prospectuses (or one of them) (or in lieu thereof the notice referred to in Rule 173(a) under the Securities Act) is delivered to a purchaser, not misleading, or if, in the reasonable opinion of counsel for the Underwriters, it is necessary to amend or supplement the Prospectuses (or one of them) to comply with applicable law, forthwith to prepare, file with the Commission and furnish, at its own expense, to the Underwriters and to the dealers (whose names and addresses you will furnish to the Corporation) to which Shares may have been sold by you on behalf of the Underwriters and to any other dealers upon request, either amendments or supplements to the Prospectuses (or one of them) so that the statements in the Prospectuses as so amended or supplemented will not, in the light of the circumstances when the Prospectuses (or one of them) (or in lieu thereof the notice referred to in Rule 173(a) under the Securities Act) is delivered to a purchaser, be misleading or so that the Prospectuses, as so amended or supplemented, will comply with applicable law.

(h)    To make generally available to the Corporation’s securityholders and to you an earning statement covering a period of at least twelve months beginning with the first fiscal quarter of the Corporation occurring after the date of this Agreement which shall satisfy the provisions of Section 11(a) of the Securities Act and the rules and regulations of the Commission thereunder.

(i)    To comply with Part 6 of National Instrument 41-101 – General Prospectus Requirements (“NI 41-101”) and with comparable provisions of other Canadian Securities Laws, and prepare and file or deliver promptly at the request of the Underwriters any amendment or supplement to the Canadian Prospectus which, in the Underwriters’ opinion, may be necessary to continue to qualify the Shares for distribution in each of the Canadian Qualifying Jurisdictions.

(j)    Whether or not the transactions contemplated in this Agreement are consummated or this Agreement is terminated, to pay or cause to be paid all expenses incident to the performance of the Corporation’s obligations under this Agreement, including: (i) the fees, disbursements and expenses of the Corporation’s counsel and the Corporation’s auditors in connection with the registration, qualification and delivery of the Shares under the Securities Act and Canadian Securities Laws and all other fees or expenses in connection with the preparation and filing of the Registration Statement, the Preliminary Prospectuses, the Time of Sale Prospectus, the Prospectuses, any Marketing Materials (as defined herein), any free writing prospectus prepared by or on behalf of, used by, or referred to by the Corporation and amendments and supplements to any of the foregoing, including all regulatory and stock exchange filing fees and the costs and charges of any transfer agent, registrar, custodian or depositary, all printing and translation costs associated therewith, and the mailing and delivering of copies thereof to the Underwriters and dealers, in the quantities hereinabove specified, (ii) all costs and expenses related to the issuance and delivery of the Shares to the Underwriters and the sale and delivery of the Shares by the

Underwriters to the initial purchasers thereof, including any transfer or other similar taxes payable thereon, (iii) all costs and expenses incident to listing the Shares on the NYSE and the TSX, (iv) the cost of printing certificates representing the Shares, and (v) all other costs and expenses incident to the performance of the obligations of the Corporation hereunder for which provision is not otherwise made in this Section 8(j). For greater certainty, except as may be required by Section 13 hereof, the fees, disbursements, expenses and related taxes of the Underwriters’ counsel in connection with the transaction contemplated herein shall be paid by and shall be for the account of the Underwriters.

(k)    To have the Shares accepted for listing on the NYSE, subject only to the official notice of issuance, and the TSX by the Closing Date and, through the period of distribution of the Shares, maintain the listing of the Shares on the NYSE and the TSX and to file with such exchanges all documents and notices required by such exchanges of issuers that have securities that are listed on such exchanges.

(l)    To use the net proceeds of the offering of Shares in the manner specified in each of the Time of Sale Prospectus and the Prospectuses, subject to the qualifications described in the Prospectuses.

(m)    Not to directly or indirectly issue any common shares of the Corporation or securities or other financial instruments convertible into or having the right to acquire common shares of the Corporation or enter into any agreement or arrangement under which it transfers to another, in whole or in part, any of the economic consequences of ownership of common shares of the Corporation, whether that agreement or arrangement may be settled by the delivery of common shares of the Corporation or other securities or cash, or agree to become bound to do so, or disclose to the public any intention to do so, for a period from the date of execution of this Agreement until 90 days following the Closing Date without the prior written consent of the Co-Lead Underwriters, on behalf of the Underwriters, which consent will not be unreasonably withheld; provided that nothing herein shall prevent or restrict the Corporation from issuing or agreeing to issue any of its common shares or securities or other financial instruments convertible into or having the right to acquire its common shares (i) as consideration in connection with acquisitions, mergers, combinations, plans of arrangement, take-over bids, tender offers or any other similar transactions, (ii) to employees and directors of the Corporation, (iii) pursuant to the Corporation’s dividend reinvestment plan, or (iv) pursuant to rights or obligations under securities or instruments outstanding on the date hereof or issued as permitted by (i), (ii) or (iii) above.

(n)    The Corporation and the Co-Lead Underwriters, on behalf of the Underwriters, acknowledge that the Marketing Materials attached as Schedule IV-A and Schedule IV-B hereto have been approved and that the Corporation has filed such Marketing Materials in accordance with the provisions of this Section 8(n). Following the date hereof and during the distribution of the Shares: (i) the Corporation shall prepare, in consultation with the Underwriters and their counsel, any “marketing materials” (as such term is defined in NI 41-101 (“Marketing Materials”) in addition to those identified in Schedule IV-A and Schedule IV-B hereto, including any template version thereof, to be provided to potential investors in the Shares, and approve in writing any such Marketing Materials (including any template version thereof), as may reasonably be requested by the Underwriters, such Marketing Materials to comply with Canadian Securities Laws and to be reasonably acceptable in form and substance to the Underwriters and their counsel, (ii) the Co-Lead Underwriters, shall, on behalf of the Underwriters, approve in writing any such Marketing Materials, as contemplated by the Canadian Securities Laws, prior to any Marketing Materials being provided to potential investors of Shares and/or filed with the Canadian Securities Commissions; and (iii) the Corporation shall: (A) file any such Marketing Materials (or any template version thereof) with the Canadian Securities Commissions as soon as reasonably practicable after such Marketing Materials are so approved in writing by the Corporation and the Co-Lead Underwriters, on behalf of the Underwriters, and in any event on or before the day the Marketing Materials are first provided to any potential investor of the Shares, and file any such Marketing Materials with the Commission pursuant to Rule 433(d) under the Securities Act on or before the day such Marketing Materials are first provided to any potential investor of the Shares, unless an exemption is available from such filing requirement and the conditions to the availability of such exemption are satisfied; and (B) remove or redact any comparables from any template version so filed, in compliance with the Shelf Procedures, prior to filing such template version with the Canadian Securities Commissions (but such comparables shall not be removed from the version filed with the Commission pursuant to Rule 433(d) under the Securities Act); provided that a complete template version containing such comparables and any disclosure relating to the comparables, if any, shall be delivered to the Canadian Securities Commissions in compliance with the Shelf Procedures by the Corporation, and a copy thereof provided to the Underwriters as soon as practicable following such filing.

(o)    The Corporation and each Underwriter, on a several basis, covenants and agrees that, during the distribution of the Shares, it will not provide any potential investor with any materials or information in relation to the distribution of the Shares or the Corporation other than the Preliminary Prospectuses, the Prospectuses, the free writing prospectuses identified in Schedule II hereto, the Marketing Materials identified in Schedule IV-A and Schedule IV-B hereto and any amendments or supplements thereto in accordance with this Agreement, provided that: (A) any such materials that constitute Marketing Materials have been approved and filed in accordance with Section 8(n); and (B) any such materials that constitute standard term sheets have been approved in writing by the Corporation and the Co-Lead Underwriters, on behalf of the Underwriters, and are provided in compliance with Canadian Securities Laws in each case only in the Canadian Qualifying Jurisdictions.

(p)    Notwithstanding Section 8(n) and 8(o), following the approval and filing of a template version of Marketing Materials in accordance with Section 8(n), the Underwriters may provide a “limited-use version” (as such term is defined in NI 41-101) of such template version to potential investors in the Shares in accordance with Canadian Securities Laws.

(q)    From time to time to take such action as the Underwriters may reasonably request to qualify the Shares for offering and sale under the securities laws of such jurisdictions in the United States as the Underwriters and the Corporation may agree and to comply with such laws so as to permit the continuance of sales and dealings therein in such jurisdictions for as long as may be necessary to complete the distribution of such Firm Shares, provided that in connection therewith the Corporation shall not be required to qualify as a foreign corporation or to file a general consent to service of process in any jurisdiction in the United States or to subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subject.

9.    Covenants of the Underwriters.

(a)    Each Underwriter severally covenants with the Corporation not to take any action that would result in the Corporation being required to file with the Commission under Rule 433(d) a free writing prospectus (other than the free writing prospectuses, if any, identified in Schedule II hereto, or any free writing prospectus prepared and filed in accordance with the terms of Section 8(n) or 8(o)) prepared by or on behalf of such Underwriter that otherwise would not be required to be filed by the Corporation thereunder, but for the action of the Underwriter.

10.    Additional Covenants of the Underwriters.

(a)    The Underwriters hereby severally further covenant and agree with the Corporation the following: (i) during the period of distribution of the Shares by or through the Underwriters, the Underwriters will offer and sell the Shares to the public only in the Canadian Qualifying Jurisdictions and in the United States directly and through other duly registered investment dealers and brokers, in each case registered under applicable Canadian Securities Laws, U.S. Securities Laws and the requirements of the Financial Industry Regulatory Authority, Inc. (“FINRA”), as applicable (the Underwriters, together with such other investment dealers and brokers, are referred to herein as the “Selling Firms”), upon the terms and conditions set forth in the Time of Sale Prospectus, the Prospectuses and in this Agreement; (ii) the Underwriters will use reasonable efforts to sell the Shares at the Purchase Price and if any such Shares remain unsold after such reasonable efforts, the Underwriters may sell such Shares at such price lower than the Purchase Price as is permitted under applicable law; and (iii) the Underwriters will notify the Corporation when, in the Underwriters’ opinion, the Underwriters have ceased the distribution of the Shares, and, as soon as reasonably practicable after completion of the distribution, will provide the Corporation, in writing, with a breakdown of the number of Shares distributed in each of the Canadian Qualifying Jurisdictions where that breakdown is required by a Canadian Securities Commission for the purpose of calculating fees payable to, or making filings with, that Canadian Securities Commission. The Underwriters will (and will ensure proper procedures are in place to require the Selling Firms to) comply with Canadian Securities Laws and securities laws applicable to the Underwriters in the United States with respect to the offer to sell and the distribution of the Shares. Except in the Canadian Qualifying Jurisdictions and in the United States, the Underwriters will not, directly or indirectly, solicit offers to purchase or sell the Shares or deliver any Prospectus so as to require the registration of the Shares or the filing of a prospectus with respect to the Shares under the laws of any jurisdiction.

(b)    As between J.P. Morgan Securities LLC and J.P. Morgan Securities Canada Inc., all services hereunder that will be rendered in Canada will be the exclusive responsibility of J.P. Morgan Securities Canada Inc. and all compensation earned hereunder in respect of services rendered in Canada shall be earned by J.P. Morgan Securities Canada Inc. and not by J.P. Morgan Securities LLC (except, as applicable, as agent for J.P. Morgan Securities Canada Inc.).

11.    Indemnity and Contribution.

(a)    The Corporation agrees to indemnify and hold harmless each Underwriter, and each of their respective officers, employees and agents, and each person, if any, who controls any Underwriter within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act, and each affiliate of any Underwriter within the meaning of Rule 405 under the Securities Act from and against any and all losses (other than loss of profits), claims, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) caused by or based upon:

(i)    any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any amendment thereof, any Preliminary Prospectus, the Time of Sale Prospectus, any issuer free writing prospectus or road show, each as defined in Rule 433(h) under the Securities Act, any Corporation information that the Corporation has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act, or the Prospectuses or any amendment or supplement thereto, or any Marketing Materials, or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading (in the light of the circumstances under which they were made, in each case other than the Registration Statement), except insofar as such losses, claims, damages or liabilities are caused by any such untrue statement or omission or alleged untrue statement or omission based upon information relating to any Underwriter furnished to the Corporation in writing by such Underwriter directly or through you expressly for use therein,

(ii)    the Corporation not complying with any requirement of Canadian Securities Laws or the Securities Act and the applicable rules and regulations of the Commission thereunder or stock exchange requirement in connection with this offering,

(iii)    any breach by the Corporation of any representation or warranty contained in this Agreement; or

(iv)    any prohibition or restriction of trading in the securities of the Corporation or any prohibition or restriction affecting the distribution of the Shares imposed by any competent authority if such prohibition or restriction is based on any of the events referred to in Sections 11(a)(i), 11(a)(ii) or 11(a)(iii).

(b)    Each Underwriter agrees, severally and not jointly (nor jointly and severally), to indemnify and hold harmless the Corporation, each of the directors of the Corporation, each of the officers of the Corporation who signed the Registration Statement or the Canadian Prospectus, and each person, if any, who controls the Corporation within the meaning of the Securities Act from and against any and all losses (other than loss of profits), claims, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) caused by or based upon any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any amendment thereof, any Preliminary Prospectus, the Time of Sale Prospectus, any issuer free writing prospectus as defined in Rule 433(h) under the Securities Act, the Prospectuses or any amendment or supplement thereto, or any Marketing Materials, or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading (in the light of the circumstances under which they were made, in each case other than the Registration Statement), in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made based upon information furnished to the Corporation in writing by such Underwriter directly or through you expressly for use therein.

(c)    Promptly after receipt by an indemnified party under Section 11(a) or 11(b) of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party under such subsection, notify the indemnifying party in writing of the commencement thereof; but the omission to so notify the indemnifying party shall not relieve it from any liability which it may have to any indemnified party to the extent it is not materially prejudiced as a result thereof and in any event shall not relieve it from any liability which it may have otherwise than under Section 11(a) or 11(b). In case any such action shall be brought against any indemnified party, the indemnifying party shall be entitled to participate therein and, to the extent that it shall wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, and, after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party shall not be liable to such indemnified party under such subsection for any legal expenses of other counsel or any other expenses, in each case subsequently incurred by such indemnified party, in connection with the defense thereof unless such indemnified party shall have been advised in writing by counsel that there are actual or potential conflicting interests between the indemnified party and the indemnifying party, including situations in which there are one or more legal defenses available to the indemnified party that are different from or additional to those available to the indemnifying party (it being understood, however, that the indemnifying party shall not be liable for the expenses of more than one separate counsel (in addition to any local counsel) in any one action or series of related actions in the same jurisdiction representing the indemnified parties who are parties to such action). No indemnifying party shall, without the written consent of the indemnified party, effect the settlement or compromise of, or consent to the entry of any judgment with respect to, any pending or threatened action or claim in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified party is an actual or potential party to such action or claim) unless such settlement, compromise or judgment (i) includes an unconditional release of the indemnified party from all liability arising out of such action or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act, by or on behalf of any indemnified party.

(d)    If the indemnification provided for in this Section 11 is unavailable to or insufficient to hold harmless an indemnified party under Section 11(a) or 11(b) above in respect of any losses, claims, damages or liabilities (or actions in respect thereof) referred to therein, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (or actions in respect thereof) in such proportion as is appropriate to reflect the relative benefits received by the Corporation on the one hand and the Underwriters on the other. If, however, the allocation provided by the immediately preceding sentence is not permitted by applicable law, then each indemnifying party shall contribute to such amount paid or payable by such indemnified party in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the Corporation on the one hand and the Underwriters on the other in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities (or actions in respect thereof), as well as any other relevant equitable considerations. The relative benefits received by the Corporation on the one hand and such Underwriters on the other shall be deemed to be in the same proportion as the total net proceeds from such offering (before deducting expenses) received by the Corporation bear to the total underwriting discounts and commissions received by such Underwriters. The relative fault of the Corporation on the one hand and the Underwriters on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Corporation on the one hand or such Underwriters on the other and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Corporation and the Underwriters agree that it would not be just and equitable if contribution pursuant to this Section 11(d) were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section 11(d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages or liabilities (or actions in respect thereof) referred to above in this Section 11(d) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 11(d), no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the applicable Shares underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages which such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. The obligations of the Underwriters of Shares in this Section 11(d) to contribute are several in proportion to their respective underwriting obligations with respect to such Shares and not joint.

(e)    The indemnity and contribution provisions contained in this Section 11 and the representations, warranties and other statements of the Corporation contained in this Agreement shall remain operative and in full force and effect regardless of (i) any termination of this Agreement, (ii) any investigation made by or on behalf of any Underwriter, and any of their respective officers, employees or agents, any person controlling any Underwriter, or any affiliate of any Underwriter, or by or on behalf of the Corporation, its officers or directors or any person controlling the Corporation and (iii) acceptance of and payment for any of the Shares.

(f)    The indemnifying party hereby acknowledges and agrees that, with respect to this Section 11, the Underwriters are contracting on their own behalf and as agents for their affiliates, directors, officers, employees and agents and their respective affiliates, directors, officers, employees and agents (collectively, the “Beneficiaries”). In this regard, each of the Underwriters will act as trustee for the Beneficiaries of the covenants of the indemnifying party under this Section 11 with respect to the Beneficiaries and accepts these trusts and will hold and enforce those covenants on behalf of the Beneficiaries.

(g)    Notwithstanding anything else contained in this Agreement, no person who has been determined by a court of competent jurisdiction in a final judgement to have engaged in fraud, wilful default, fraudulent misrepresentation or negligence shall be entitled to claim indemnification pursuant to Section 11(a) or 11(b) or contribution pursuant to Section 11(d) from any person who has not also been so determined to have engaged in such fraud, wilful default, fraudulent misrepresentation or negligence.

12.    Termination. In addition to any other remedies which may be available to the Underwriters, an Underwriter shall be entitled, at its option, to terminate and cancel its obligations to purchase the Shares, without any liability on its part, immediately upon written notice to the Corporation at any time prior to the Closing Date or the Option Closing Date, as applicable, if:

(a)    any order to cease or suspend trading in the common shares of the Corporation or prohibiting or restricting the distribution of the Shares is made, or any stop order suspending the effectiveness of the Registration Statement or stop order preventing or suspending the use of any prospectus relating to the Shares has been issued, proceedings are announced or commenced for the making of an order, by any of the Canadian Securities Commissions, the SEC or by any other similar regulatory authority, and has not been rescinded, revoked or withdrawn;

(b)    any inquiry, investigation or other proceeding in relation to the Corporation is announced or commenced by any securities commission or similar regulatory authority, any stock exchange upon which securities of the Corporation are listed or any other competent authority if, in the opinion of an Underwriter, acting reasonably, the announcement or commencement thereof materially adversely affects or would materially adversely affect the trading or distribution of the Shares;

(c)    the Corporation shall be in breach of, default under or non-compliance with any representation, warranty, covenant, term or condition of this Agreement, which results in a Material Adverse Effect;

(d)    (i) trading generally shall have been suspended or materially limited on, or by, as the case may be, the New York Stock Exchange or the Toronto Stock Exchange, (ii) a material disruption in securities settlement, payment or clearance services in the United States or Canada shall have occurred, or (iii) any moratorium on commercial banking activities shall have been declared by U.S. Federal or New York State, Canadian or the Province of Alberta authorities and in the case of any of the events specified in (i) through (iii), such event, singly or together with any other such event would in the sole opinion of an Underwriter, acting reasonably and in good faith, have a material adverse effect on the market price or market value of the Shares;

(e)    there shall have occurred any material adverse change, financial or otherwise, in the business, operations, or condition (financial or otherwise) of the Corporation and its subsidiaries (taken as a whole) which, in the reasonable opinion of an Underwriter, would materially adversely affect the market price or market value of the Shares; or

(f)    there should develop, occur or come into effect or existence any event, action, state, condition or financial occurrence, or any catastrophe, of national or international consequence, any law or regulation, or any other occurrence of any nature whatsoever, which in the opinion of an Underwriter, acting reasonably and in good faith, materially adversely affects, or will materially adversely affect the financial markets in Canada or the United States and have a material adverse effect on the market price or market value of the Shares.

In the event of a termination by an Underwriter pursuant to this Section 12, there shall be no further liability on the part of such Underwriter to the Corporation or of the Corporation to such Underwriter in respect of that proposed distribution of the Shares, except in respect of the obligations of the Corporation under Sections 11 and 8(j).

13.    Effectiveness; Defaulting Underwriters. This Agreement shall become effective upon the execution and delivery hereof by the parties hereto.

If, on the Closing Date or an Option Closing Date, as the case may be, any one or more of the Underwriters shall fail or refuse to purchase Shares that it has or they have agreed to purchase hereunder, and the aggregate number of Shares, which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase is not more than 11% of the aggregate number of the Shares to be purchased on such date, the other Underwriters shall be obligated severally on a pro rata basis according to the percentage of Shares set forth opposite their respective names in Schedule I, or in such other proportion as the Co-Lead Underwriters may specify, to purchase the Shares which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase on such date. If, on the Closing Date or an Option Closing Date, as the case may be, any one or more of the Underwriters shall fail or refuse to purchase Shares and the aggregate number of Shares with respect to which such default occurs is more than 11% of the aggregate number of Shares to be purchased, the other Underwriters shall have the right, but shall not be obligated, to purchase all of such Shares, which would otherwise have been purchased by such defaulting Underwriter or Underwriters, and if such non-defaulting Underwriters do not purchase all such Shares, this Agreement will terminate without liability on the part of any non-defaulting Underwriter or the Corporation. In the event of a default by any Underwriter as set forth in this Section 13, the Closing Date shall be postponed for such period, not exceeding seven (7) days, in order that the required changes, if any, in the Prospectuses or in any other documents or arrangements may be effected. Nothing contained in this Agreement shall relieve any defaulting Underwriter of its liability, if any, to the Corporation or any non-defaulting Underwriter for damages occasioned by its default hereunder.

If this Agreement shall be terminated by the Underwriters, or any of them, because of any failure or refusal on the part of the Corporation to comply with the terms or to fulfill any of the conditions of this Agreement, or if for any reason the Corporation shall be unable to perform its obligations under this Agreement, in each case, other than by reason of any default of the Underwriters, the Corporation will reimburse the Underwriters or such Underwriters as have so terminated this Agreement with respect to themselves, severally, for all out-of-pocket expenses (including the fees and disbursements of their counsel) reasonably incurred by such Underwriters in connection with this Agreement or the offering contemplated hereunder. In all other instances, the Underwriters shall be solely responsible for their out-of-pocket expenses (including the fees and disbursements of their counsel) in connection with the transactions contemplated by this Agreement.

14.    Entire Agreement. This Agreement represents the entire agreement between the Corporation and the Underwriters with respect to the preparation of any Preliminary Prospectus, the Time of Sale Prospectus, the Prospectuses, the conduct of the offering, and the purchase and sale of the Shares.

15.    Action by the Underwriters. All steps which must or may be taken by the Underwriters in connection with this Agreement, with the exception of matters relating to termination and the settlement of any indemnity claim, may be taken by the Co-Lead Underwriters on behalf of all of the Underwriters, and the execution of this Agreement shall constitute the Corporation’s authority for accepting notification of any such steps or instructions by the Co-Lead Underwriters.

16.    TMX Group. Each of CIBC World Markets Inc. and TD Securities Inc., or an affiliate thereof, owns or controls an equity interest in TMX Group Limited (“TMX Group”) and each of CIBC World Markets Inc. and TD Securities Inc. has a nominee director serving on the TMX Group’s board of directors. As such, each such investment dealer may be considered to have an economic interest in the listing of securities on any exchange owned or operated by TMX Group, including the TSX, the TSX Venture Exchange and the Alpha Exchange. No person or company is required to obtain products or services from TMX Group or its affiliates as a condition of any such dealer supplying or continuing to supply a product or service.

17.    Counterparts. This Agreement may be signed in two or more counterparts (including by facsimile or pdf), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

18.    Applicable Law. This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

19.    Headings. The headings of the sections of this Agreement have been inserted for convenience of reference only and shall not be deemed a part of this Agreement.

20.    Notices. All communications hereunder shall be in writing and effective only upon receipt and if to the Underwriters shall be delivered, mailed or sent to you in care of Credit Suisse Securities (Canada), Inc., 525 8th Avenue S.W., Suite 480, Calgary, Alberta T2P 1G1, Attn: Tom Greenberg; J.P. Morgan Securities LLC, 383 Madison Avenue, Floor 28, New York, New York, 10179, Attn: Yaw Asamoah-Duodo; and J.P. Morgan Securities Canada Inc., 330 5th Avenue S.W., Floor 23, Calgary, Alberta T2P 0L4, Attn: David J. Harrison, with a copy to Norton Rose Fulbright Canada LLP, Suite 3700, 400 - 3rd Avenue S.W., Calgary, Alberta T2P 4H2, Attn: Kevin E. Johnson and with a copy to Skadden, Arps, Slate, Meagher & Flom LLP, 4 Times Square, New York, New York 10036, Attn: Gregory A. Fernicola; if to the Corporation shall be delivered, mailed or sent to Encana Corporation, attention of Corey D. Code, Vice-President, Strategy & Treasurer, 4400, 500 Centre Street S.E., P.O. Box 2850, Calgary, Alberta T2P 2S5, with a copy to Blake, Cassels & Graydon LLP, Suite 3500 Bankers Hall, East Tower, 855 – 2nd Street S.W., Calgary, Alberta T2P 4J8 Attn: Chad Schneider and with a copy to Paul, Weiss, Rifkind, Wharton & Garrison LLP, 1285 Avenue of the Americas New York, NY 10019-6064 Attn: Andrew Foley.

21.    Severability. If any provision of this Agreement is determined to be void or unenforceable, in whole or in part, such void or unenforceable provision shall not affect or impair the validity of any other provision of this Agreement and shall be severable from this Agreement.

22.    Time of The Essence. Time shall be of the essence in this Agreement.

23.    Language. The parties have expressly required this Agreement and all other documents required or permitted to be given or entered into pursuant hereto to be drawn up in the English language only. Les parties ont expressément demandé que la présente convention de prise ferme ainsi que tout autre document à être ou pouvant être donné ou conclu en vertu des dispositions des présentes, soient rédigés en langue anglaise seulement.

[Signature pages follow]

Very truly yours, ENCANA CORPORATION

By:	/s/ Sherri A. Brillon
Name:	Sherri A. Brillon
Title:	Executive Vice-President. & Chief Financial Officer

By:	/s/ Corey D. Code
Name:	Corey D. Code
Title:	Vice-President, Strategy & Treasurer

[Signature page to Underwriting Agreement]

Accepted as of the date hereof

CREDIT SUISSE SECURITIES (CANADA), INC.

By:	/s/ Kelsey Scott

[Signature page to Underwriting Agreement]

Accepted as of the date hereof

J.P. MORGAN SECURITIES LLC

By:	/s/ Yaw Asamoah-Duodu

[Signature page to Underwriting Agreement]

Accepted as of the date hereof

J.P. MORGAN SECURITIES CANADA INC.

By:	/s/ David Harrison

[Signature page to Underwriting Agreement]

Accepted as of the date hereof

CIBC WORLD MARKETS INC.

By:	/s/ Michael Freeborn

[Signature page to Underwriting Agreement]

Accepted as of the date hereof

TD SECURITIES INC.

By:	/s/ Alec W.G. Clark

[Signature page to Underwriting Agreement]

SCHEDULE I

Underwriter Allocation

Underwriter	Number of Firm Shares To Be Purchased
Credit Suisse Securities (Canada), Inc.	46,545,000
J.P. Morgan Securities LLC	32,581,500
J.P. Morgan Securities Canada Inc.	13,963,500
CIBC World Markets Inc.	6,955,000
TD Securities Inc.	6,955,000
Total:	107,000,000

SCHEDULE II

Issuer Free Writing Prospectuses

A.	Free Writing Prospectuses Included in the Time of Sale Prospectus

1.	Term Sheet dated September 19, 2016 (attached as Schedule IV-A hereto)

B.	Other Free Writing Prospectuses

2.	None.

SCHEDULE III

Significant Subsidiaries

Encana Oil & Gas (USA) Inc.

Alenco Inc.

Encana USA Holdings ULC

Encana Marketing (USA) Inc.

1847432 Alberta ULC

SCHEDULE IV-A

Approved Marketing Materials

Encana Corporation

Treasury Offering of Common Shares

September 19, 2016

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces and territories of Canada. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors and tax consequences relating to the securities offered, before making an investment decision.

The issuer has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (“SEC”) for the Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this Issue. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the Issue will arrange to send you the prospectus or you may request it in Canada from Credit Suisse, Prospectus Department at 1 First Canadian Place Suite 2900, P.O. Box 301, Toronto, Ontario, Canada, M5X 1C9; Telephone: (416) 352-4520 and in the United States from Credit Suisse Securities (USA) LLC, Prospectus Department (1-800-221-1037), One Madison Avenue, New York, New York 10010, email: newyork.prospectus@credit-suisse.com; or from J.P. Morgan (1-866-803-9204) prospectus-eq_fi@jpmchase.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Issuer:	Encana Corporation (“Encana” or the “Company”).

Offering:	Treasury offering of 107,000,000 common shares of Encana (“Common Shares”), before giving effect to the over-allotment option.

Offering Price:	US$9.35 per Common Share.

Gross Proceeds:	Approximately US$1,000,450,000 (US$1,150,517,500 if the over-allotment is exercised in full).

Over-Allotment
Option:	The Company has granted the Underwriters an option, exercisable, in whole or in part, at any time until 30 days following the closing of the Offering, to purchase up to an additional 16,050,000 Common Shares at the Offering Price to cover over-allotments, if any, and for market stabilization purposes.

Use of Proceeds:	The net proceeds from the sale of the Offered Shares will be approximately US$981.2 million (US$1,128.6 million if the Over-Allotment Option is exercised in full), after deducting the Underwriters’ Fee and the estimated expenses of the Offering of approximately US$1.0 million. The Company intends to use approximately half of the net proceeds received from the sale of the Offered Shares to fund a portion of its 2017 capital program. The remaining proceeds will be used to enhance the Company’s balance sheet flexibility by repaying indebtedness under the Company’s credit facilities. The majority of the 2017 capital program is expected to be allocated to growing the Company’s Permian production through increasing the number of rigs in the play, which is expected to result in approximately two times as many Permian wells on stream in 2017 as compared to 2016. The allocation of proceeds may vary depending upon numerous factors, including changes in commodity prices and increased capital efficiency.

Dividends:	Encana currently pays dividends on a quarterly basis on or about the last day of each quarter. Purchasers of the Common Shares under the Offering will not be eligible to receive the dividend payable on September 30, 2016 to holders of record on September 15, 2016.

Offering Basis:	Offered publicly in all provinces and territories of Canada by way of a final base shelf prospectus and shelf prospectus supplement, in the United States pursuant to a prospectus supplement to a shelf registration statement, and internationally pursuant to appropriate exemptions.

Listing:	The existing Common Shares are listed on the TSX and the NYSE under the symbol “ECA”

Eligibility:	The Common Shares will be eligible under applicable Canadian law for RRSPs, RRIFs, DPSPs, TFSAs and RESPs.

Joint Bookrunners:	Credit Suisse and J.P. Morgan.

Closing:	On or about September 23, 2016.

SCHEDULE IV-B

Approved Marketing Materials

Encana Corporation

Treasury Offering of Common Shares

September 19, 2016

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces and territories of Canada. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors and tax consequences relating to the securities offered, before making an investment decision.

The issuer has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (“SEC”) for the Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this Issue. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the Issue will arrange to send you the prospectus or you may request it in Canada from Credit Suisse, Prospectus Department at 1 First Canadian Place Suite 2900, P.O. Box 301, Toronto, Ontario, Canada, M5X 1C9; Telephone: (416) 352-4520 and in the United States from Credit Suisse Securities (USA) LLC, Prospectus Department (1-800-221-1037), One Madison Avenue, New York, New York 10010, email: newyork.prospectus@credit-suisse.com; or from J.P. Morgan (1-866-803-9204) prospectus-eq_fi@jpmchase.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Issuer:	Encana Corporation (“Encana” or the “Company”).

Offering:	Treasury offering of 107,000,000 common shares of Encana (“Common Shares”), before giving effect to the over-allotment option.

Offering Price:	US$ ● per Common Share.

Gross Proceeds:	Approximately US$ ● (US$ ● if the over-allotment is exercised in full).

Over-Allotment
Option:	The Company has granted the Underwriters an option, exercisable, in whole or in part, at any time until 30 days following the closing of the Offering, to purchase up to an additional 16,050,000 Common Shares at the Offering Price to cover over-allotments, if any, and for market stabilization purposes.

Use of Proceeds:	The net proceeds from the sale of the Offered Shares will be approximately US$ ● million (US$ ● million if the Over-Allotment Option is exercised in full), after deducting the Underwriters’ Fee and the estimated expenses of the Offering of approximately US$1.0 million. The Company intends to use approximately half of the net proceeds received from the sale of the Offered Shares to fund a portion of its 2017 capital program. The remaining proceeds will be used to enhance the Company’s balance sheet flexibility by repaying indebtedness under the Company’s credit facilities. The majority of the 2017 capital program is expected to be allocated to growing the Company’s Permian production through increasing the number of rigs in the play, which is expected to result in approximately two times as many Permian wells on stream in 2017 as compared to 2016. The allocation of proceeds may vary depending upon numerous factors, including changes in commodity prices and increased capital efficiency.

Dividends:	Encana currently pays dividends on a quarterly basis on or about the last day of each quarter. Purchasers of the Common Shares under the Offering will not be eligible to receive the dividend payable on September 30, 2016 to holders of record on September 15, 2016.

Offering Basis:	Offered publicly in all provinces and territories of Canada by way of a final base shelf prospectus and shelf prospectus supplement, in the United States pursuant to a prospectus supplement to a shelf registration statement, and internationally pursuant to appropriate exemptions.

Listing:	The existing Common Shares are listed on the TSX and the NYSE under the symbol “ECA”

Eligibility:	The Common Shares will be eligible under applicable Canadian law for RRSPs, RRIFs, DPSPs, TFSAs and RESPs.

Joint Bookrunners:	Credit Suisse and J.P. Morgan.

Closing:	On or about September 23, 2016.